Exhibit 23.2

KPMG LLP 633 West 5th Street Suite 4700 Los Angeles, CA 90071

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated May 22, 2026, with respect to the consolidated financial statements of Houlihan Lokey, Inc and subsidiaries, and the effectiveness of internal control over financial reporting, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California

August 10, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.